Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated June 27, 2025, and each included in this Post-Effective Amendment No. 115 on the Registration Statement (Form N-1A, File No. 333-141111) of Voya Separate Portfolios Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 29, 2025, with respect to Voya VACS Series EMHCD Fund and Voya VACS Series SC Fund (the “Funds”) (two of the funds constituting Voya Separate Portfolios Trust) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended March 31, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Boston, Massachusetts

June 25, 2025